UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE  SECURITIES EXCHANGE ACT OF 1934

For the Month of   June 2012

File No.   000-54598

Stellar Biotechnologies Inc.

(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041

 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F __X__

FORM 40-F  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies Inc.

(Registrant)

Dated: July 29, 2012	By: /s/ "Darrell Brookstein" Darrell Brookstein Director

Exhibits:

99.1

News Release dated June 19, 2012